Howard I. Atkins Senior Executive Vice President Chief Financial Officer	420 Montgomery Street 12th Floor San Francisco, CA 94104
January 18, 2008
Paul Cline, Senior Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

Re:
Wells Fargo & Company
Form 10-K for the Fiscal Year Ended December 31, 2006
Form 10-Q for the Fiscal Quarter Ended September 30, 2007
Forms 8-K filed May 31, 2007, June 7, 2007, July 9, 2007 and November 7, 2007
File No. 001-02979

Dear Mr. Cline:
In response to the comments by the Commission’s staff (“Staff”) contained in your letter dated January 9, 2008, to Wells Fargo & Company (“Wells Fargo” or the “Company”), we submit the following information.
SEC Request
1.	We note your response to our prior comment 2 in our letter dated November 15, 2007. Please expand your proposed disclosures to include a discussion of the company’s definition of foreseeable future under paragraph 8(a) of SOP 01-6.
Wells Fargo Response
The following disclosure will be included in Note 1, Summary of Significant Accounting Policies, to our consolidated financial statements to be included in our 2007 Form 10-K:
Mortgages held for sale (MHFS) include commercial and residential mortgages originated for sale and securitization in the secondary market, which is our principal market, or for sale as whole loans. At origination, our lines of businesses are authorized to originate held for investment loans that meet or exceed established loan product profitability criteria, including minimum positive net interest margin spreads in excess of funding costs. When a determination is made at the time of commitment to originate loans as held for investment, it is our intent to hold these loans to maturity or for the “foreseeable future”, subject to periodic review under our corporate asset/liability management process. Consistent with our core

Paul Cline, Senior Accountant
January 18, 2008

banking business of managing the spread between the yield on our assets and the cost of our funds, loans are periodically reevaluated to determine if our minimum net interest margin spreads continue to meet our profitability objectives. If subsequent changes in interest rates significantly impact the ongoing profitability of certain loan products, we may subsequently change our intent to hold these loans and we would take actions to sell such loans in response to the Company’s Asset/Liability Management Committee’s directives to reposition our balance sheet because of the changes in interest rates. Such Asset/Liability Management Committee directives identify both the type of loans (for example 3/1, 5/1, 10/1 and relationship ARMs as well fixed rate loans) to be sold and the weighted average coupon rate of such loans no longer meeting the Company’s ongoing investment criteria. Upon the issuance of such directives, we immediately transfer these loans to the MHFS portfolio at the lower of cost or market.
SEC Request
2.	Please refer to our prior comment 3 in our letter dated November 15, 2007. We note that you present capitalized mortgage servicing rights as a use of cash in the investing section of the cash flow statements within the other changes in MSRs line item. Because mortgage servicing rights do not exist until they are separated from the associated loans when the loans are sold, these amounts represent a non-cash transaction. Specifically, upon sale of the loans, the amounts related to the mortgage servicing rights are reclassified on the balance sheet from loans held for sale to mortgage servicing rights, which is a non-cash transaction. Please revise accordingly.
Wells Fargo Response
In future filings we will separately disclose additions to mortgage servicing rights from securitizations or asset transfers as a non-cash transaction in the statement of cash flows for all periods presented.
SEC Request
3.	Please refer to our prior comment 4 in our letter dated November 15, 2007. Please tell us the following information related to the hedging relationships for which you used the short-cut method of hedge effectiveness assessment during the first five months of 2006 and prior periods:
•	Please provide an analysis of how you determined the effect of using the short-cut method of hedge effectiveness assessment for your trust preferred securities that contained a deferral feature was immaterial for each prior period;

•	Please tell us the reasons why you discontinued the use of the short-cut method of

Paul Cline, Senior Accountant
January 18, 2008

hedge effectiveness assessment for your hedged certificates of deposits. Please tell us the terms of the hedged items and the hedging instruments. To the extent that the impact of using the short-cut method to assess hedge effectiveness for these instruments was immaterial to all prior periods, please provide a materiality analysis for each impacted period;

•	Please tell us the hedging instruments and hedged items for which you used the matched terms of hedge effectiveness assessment. Tell us how you determined these relationships met the criteria to use the matched terms of hedge effectiveness assessment under paragraph 65 of SFAS 133 and tell us each critical term of the hedged item and the hedging instrument. To the extent you believe the impact of using the matched terms method of assessing hedge effectiveness to be immaterial to prior periods, please provide us with your analysis.
Wells Fargo Response
We discontinued use of the short-cut and matched terms methods of assessing hedge effectiveness by June 1, 2006, out of an abundance of caution rather than from any errors in the application of these permitted methods. Based on discussions with our auditors and other industry participants, we determined using the short-cut method and matched terms method carried with it additional accounting risk due to the potential shifting interpretations of certain provisions of paragraphs 65 and 68 of SFAS 133. We concluded this risk could be mitigated by converting to the long-haul method using regression analysis. As such, we voluntarily made this change, even though, as indicated in our letter December 14, 2007, we had no instances (except for hedges of trust preferred securities) where such relationships did not qualify for the short-cut or matched terms method.
We discontinued use of the short-cut method for trust preferred securities that included an interest deferral feature on December 31, 2005. We have included as Exhibit 1 the materiality analysis performed at the time to support our conclusion that this method was immaterial to prior periods.
For hedges of certificates of deposits that used the short-cut method we have presented as Exhibit 2 the terms of the hedging instruments and hedged items. We determined that all criteria to use the short-cut method of assessing hedge effectiveness under paragraph 68 of SFAS 133 were met, including that the interest rate swap had a fair value of zero at inception of the hedging relationship. At December 31, 2005, the swaps had a fair value of $13.2 million.
For the two hedging relationships where we used the matched terms method of assessing hedge effectiveness, the hedging instruments had a total fair value of $(4.8) million as of December 31, 2005. We have presented the terms of the hedging instrument and hedged item in Exhibit 3. Those hedging relationships involved designating a single interest rate swap hedging a

Paul Cline, Senior Accountant
January 18, 2008

single long term debt instrument where the performance of the hybrid instrument notes is linked to indices other than interest rates, such as an equity index. Please refer to our response to the Staff’s previous comment 7 in our letter dated December 14, 2007, that describes our accounting treatment for these notes. Specifically, the hedged item designated in these relationships was the “host” debt instrument, resulting from separation of the embedded derivative from the hybrid instrument. We determined the criteria to use the matched terms method of assessing hedge effectiveness under paragraph 65 of SFAS 133 were met because the critical terms of hedging instrument and hedged item were the same.
SEC Request
4.	In Exhibit 1 of your response filed with the Commission on December 14, 2007, we note that you use regression analysis to assess hedge effectiveness for a number of your hedging relationships. Please tell us the following information:
•	For each type of asset and liability and each specific risk being hedged, please tell us the regression outputs you consider when assessing whether these hedges are expected to be highly effective during the period that the hedge is designated.

•	Tell us the extent to which you exclude any outputs from your consideration of effectiveness.

•	If you do exclude certain outputs, tell us your basis for doing so. Specifically reference the appropriate sections of SFAS 133, including any applicable DIG Issues that support this approach.
Wells Fargo Response
We believe SFAS 133 and related DIG Issues do not specifically identify which outputs to include or exclude in evaluation of regression analysis. For all periods presented, we have considered the coefficient of determination (R-square) and the slope coefficient when using regression analysis to assess the effectiveness of our hedge relationships. Upon conversion from the short-cut method to the long-haul method, we re-evaluated our use of regression outputs for these relationships. We determined that the evaluation of the t-statistic was a meaningful output and began to use this output to supplement the slope coefficient for these hedge relationships beginning in 2006. Our determination was based on discussions with our auditors and review of then current industry practice1.
We acknowledge the existence of multiple standard outputs of a simple regression analysis, however, our consideration of effectiveness focuses on evaluation of R-square and the

[1]	We believe industry practice had evolved based on SEC Staff comments made at the AICPA National Conference on Current SEC Developments on December 11, 2003 by John J. James, Professional Accounting Fellow in the Office of the Chief Accountant.

Paul Cline, Senior Accountant
January 18, 2008

slope coefficient (supplemented in 2006 with the use of t-statistic as discussed above).
Our basis for focusing on the R-square and slope coefficient was that we believe these two outputs adequately represent the performance of our hedging relationships. In establishing and monitoring a hedging relationship, we focus on the hedge ratio. The hedge ratio determines how many units of the hedging instrument are used to hedge one unit of the hedged item. The slope determines the value of the hedge ratio and the R-square indicates the correlation between the hedging instrument and the hedged item. We believe consideration of the R-square and slope coefficient outputs demonstrates the degree of effectiveness of the hedging relationship and the statistical validity of the regression analysis. Additionally, as discussed above, we further strengthened our regression analysis by supplementing the slope coefficient with a t-statistic evaluation, which indicates our range of confidence in the slope coefficient.
SEC Request
5.	In Exhibit 1 of your response filed with the Commission on December 14, 2007, we note that you utilize the dollar offset method for assessing hedge effectiveness for certain of your equity securities hedged with equity collars. Please tell us whether there have been any instances in which you failed the dollar off-set method (i.e., outside the range of 80% — 125%) and yet still concluded that the relationship was highly effective and continued to apply hedge accounting. If so, tell us what additional procedures you performed and how you concluded it was appropriate to continue to apply hedge accounting.
Wells Fargo Response
We have had no instances which the dollar offset method of assessing hedge effectiveness has failed (i.e., outside the range of 80%-125%) for our relationships involving equity collars designated as hedging certain equity securities. We have no other hedging relationships where we use the dollar offset method to assess hedge effectiveness.
SEC Request
6.	Please refer to our prior comment 5 in our letter dated November 15, 2007. We have reviewed your response, and the information included in Exhibit 3 of your letter. Please provide the full materiality analysis given in draft form to the Staff on November 20, 2007. To the extent you believe the information to be proprietary, please redact the relevant portions of your analysis and file a FOIA request with your response.

Paul Cline, Senior Accountant
January 18, 2008

Wells Fargo Response
We have included as Exhibit 4 the full materiality analysis that was previously provided to the Staff on November 20, 2007.
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Questions concerning the information set forth in this letter may be directed to Richard D. Levy, Executive Vice President and Controller, at (415) 222-3119 or me at (415) 396-4638.
Very truly yours,
/s/ HOWARD I. ATKINS
Howard I. Atkins
Senior Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

cc:	Rebekah Moore Richard D. Levy

EXHIBIT 1
WELLS FARGO RESPONSE DATED JANUARY 18, 2008 TO SEC COMMENT
LETTER
MATERIALITY ANALYSIS FOR APPLICATION OF SHORTCUT METHOD TO
TRUST PREFERRED SECURITIES

TO:	Files

FROM:	Dan Christopherson, (Manager of Financial Oversight)

DATE:	February 23, 2006

RE:	Trust Preferred Securities – Financial Statement Impact

Background:
From August 2001 through December 31, 2005, Wells Fargo & Company (the Company) issued seven series of Trust Preferred Securities (TPS) with a cumulative balance of $3.15 billion. TPS, in order to qualify for Tier 1 capital, needs to have an interest deferral provision during which no interest is paid. Interest rate swaps with a notional of $3.15 billion were used to hedge these TPS and were accounted for under the “shortcut” method (paragraph 68 of FAS 133.) In 2001 when the Company entered into the first hedging relationship, the practice of using the shortcut method was followed by many in the Financial Services industry and was reviewed and signed-off by KPMG.
As of December 31, 2005, there were no new promulgations by the SEC and FASB on this subject. However, it came to our attention in February, 2006 the SEC had raised a concern at other banks and was focused on the fact that terms of the interest rate swap used in the hedge are not exactly aligned with the underlying terms of the trust preferred debt. KPMG, out of abundance of caution, and in deference to the SEC’s recent inquiries on this matter has included the impact of using the short-cut method for hedging trust preferred debt as a new audit difference but specifically has not called this out as a SOX 404 deficiency.
Materiality Assessment
Quantitative Evaluation
The Company quantified the impact of this matter on (1) the balance sheet as of December 31, 2005 and (2) the income statements for 2005, 2004 and 2003 and all quarters therein.
On the balance sheet the impact to the Company’s total liabilities is approximately .02%. Additionally, trends to “long-term debt” (by reversing the mark to market) are not materially distorted.

The Company’s pre-tax income for 2005, 2004 and 2003 was: $11.548 billion, $10.769 billion, and $9.477 billion, respectively. The TPS issue as a percent of adjusted pre-tax income is (.80%), (.52%), and (.89%) respectively.
Qualitative Evaluation
The accounting used for the swaps reflects strict adherence to the Company’s accounting policies which is based on FAS 133. This issue reflects evolving industry guidance as to the continued appropriateness of using the shortcut method for interest rate swaps used to hedge TPS. The Company did not knowingly disregard published guidance disseminated by accounting or financial reporting standard setters. Finally, in the last two years under internal control over financial reporting, the Company had very few uncorrected accounting matters evidencing the strength of its accounting and financial reporting discipline and practices. In addition, as accounting matters are identified, the Company typically addresses them immediately, or in certain limited circumstances, as soon as practical.
Other factors considered:
1.	Degree of imprecision: the issue is readily quantifiable (see above). Although the issue arises from subsequent interpretation in 2006 on the application of a complex accounting standard (FAS 133), the Company has discontinued the use of the short-cut method for all new hedges effective January 1, 2006. Additionally, the Company will discontinue the use of the short-cut method for all existing hedges (in place prior to January 1, 2006) by de-designating and re-designating the hedges from the short-cut method to the long-haul method which will be completed on or before June 30, 2006.

2.	Affect on segments: the issue does not materially affect reported segment financial information and as described above, the Company had no intent to manipulate financial results of the Company or its financial reporting segments. In addition, Treasury manages funding and hedging decisions relating to TPS for the benefit of the Company overall.

3.	Does the issue result in any of the following:

•	Mask a change in earnings or other trends:	No
-	The Company analyzed and concluded there was no adverse impacts to trends.

-	Over the three year period, reported pre-tax income has steadily increased. This would also be the case had an adjustment for this issue been made.

•	Hide a failure to meet analyst’s consensus:	No
-	While the Company has had a history of profitable operations, reported earnings have been both above and below consensus earnings in several quarters. As an illustrative example of how the Company is not preoccupied with analyst’s consensus, the Company missed by 6 and 5 cents in Q3:04 and Q2:04, respectively. In addition, the Company was not aware that the TPS issue existed prior to February 2006 and therefore this issue was not considered in relation to analyst’s expectations in past periods.

•	Change loss to income and vice versa:	No
-	As noted above, the Company’s pre-tax income for 2005, 2004 and 2003 was: $11.548 billion, $10.769 billion, and $9.477 billion, respectively. This issue does not change net income to a net loss for any period. In addition, none of the quarterly impacts would result in any quarter changing from a net income position to a net loss position.

•	Affect regulatory compliance:	No

-	In regards to financial reporting, the key regulatory consideration is capital adequacy. In order to be adequately capitalized, the ratio of total capital to risk weighted assets must be at least 8%. In order to be well capitalized under the FDICIA prompt corrective action provision, the ratio of total capital to risk weighted assets must be at least 10%. The ratios for the Company and Wells Fargo Bank, N.A. were 11.64% and 11.04%, respectively, without consideration of this issue. As a result, this issue will not have a significant impact on the computation of regulatory capital and the Company and Wells Fargo Bank, N.A. would continue to be well capitalized.

•	Affect loan covenants or other contractual requirements:	No
-	This issue is not significant enough to result in debt covenant violations. Wells Fargo Bank N.A. is the only Aaa rated U.S. bank by Moody’s Investor Services.

•	Increase in management’s compensation:	No
-	This matter is not a financial irregularity used to justify compensation. Executive management’s base compensation is determined in February for that year (e.g., February 22nd for 2005).

•	Concealment of an unlawful transaction:	No
-	There was nothing unlawful about the Company’s previous or current accounting. The issue is the result of evolving guidance regarding the use of the shortcut method.
Conclusion:
Based on the analysis above, the financial impact resulting from the use of derivatives to hedge Trust Preferred Securities accounted for under the Short Cut method is not material, either quantitatively or qualitatively, as of and for the years ending December 31, 2005, 2004 and 2003 or for any quarter therein.

EXHIBIT 2
WELLS FARGO RESPONSE DATED JANUARY 18, 2008 TO SEC COMMENT LETTER
TERMS OF HEDGING INSTRUMENTS AND HEDGED CERTIFICATES OF DEPOSITS – SHORTCUT METHOD

Total Fair Value of
Derivatives at
	12/31/05 (a)	Relationship #1		Relationship #2		Relationship #3
		Hedged Liability:	Hedging Instrument:	Hedged Liability:	Hedging Instrument:	Hedged Liability:	Hedging Instrument:
		Fixed Rate CD	Int Rate Swap	Fixed Rate CD	Int Rate Swap	Fixed Rate CD	Int Rate Swap
			Counterparty:		Counterparty:		Counterparty:
			Investment Bank A		Investment Bank B		Investment Bank A

Cusip / Trade ID		9497P1TV1	20586	9497P2QH3	33128	9497P2ZJ9	39841

Trade Date		11/16/2004	11/16/2004	5/11/2005	5/11/2005	7/20/2005	7/20/2005

Settlement/Effective Date		11/16/2004	11/16/2004	5/13/2005	5/13/2005	7/21/2005	7/21/2005

Maturity Date (b)		11/16/2005	11/16/2005	5/15/2006	5/15/2006	7/21/2006	7/21/2006

Principal/Notional amount		$300,000,000	$300,000,000	$50,000,000	$50,000,000	$100,000,000	$100,000,000

Fixed Interest Rate		2.7900%	2.8510%	3.6600%	3.7475%	4.0100%	4.0800%

Variable Interest Rate(c)		N/A	1 Mo. LIBOR	N/A	1 Mo. LIBOR	N/A	1 Mo. LIBOR

Payment Dates		At maturity	Fixed Rate Payer: Investment Bank A Fixed payment dates: at maturity Floating Rate Payer: Wells Fargo Floating payment dates: Monthly on 16th, beginning 12/16/04	At maturity	Fixed Rate Payer: Investment Bank B Fixed payment dates: at maturity Floating Rate Payer: Wells Fargo Floating payment dates: Monthly on 13th beginning 6/13/05	At maturity	Fixed Rate Payer: Investment Bank A Fixed payment dates: at maturity Floating Rate Payer: Wells Fargo Floating payment dates: Monthly on 21st beginning 8/22/05

Reset Dates		N/A	Monthly on first day of each calculation period	N/A	Monthly on first day of each calculation period	N/A	Monthly on first day of each calculation period

Fair Value of Derivatives at 12/31/05	$13,222,958	N/A	$-	N/A	$917,763	N/A	$1,326,818

(a) Reflects fair value of derivatives designated as hedging certificates of deposits in short-cut method hedging relationships as of December 31, 2005, prior to the Company’s conversion to the long-haul method in 2006.
(b) The interest rate swaps do not have an embedded call or put option and the certificates of deposits are not prepayable prior to their scheduled maturity.
(c) There were no floors or caps included in the variable interest rate of the swaps for any of the hedge relationships documented.

	Relationship #4		Relationship #5		Relationship #6
	Hedged Liability:	Hedging Instrument:	Hedged Liability:	Hedging Instrument:	Hedged Liability:	Hedging Instrument #1:	Hedging Instrument #2:
	Fixed Rate CD	Int Rate Swap	Fixed Rate CD	Int Rate Swap	Fixed Rate CD	Int Rate Swap	Int Rate Swap
		Counterparty:		Counterparty:		Counterparty:	Counterparty:
		Investment Bank A		Investment Bank C		Investment Bank C	Investment Bank C

Cusip / Trade ID	9497P2ZK6	39846	9497P2ZD2	39665	9497P2ZN0	39814	39836

Trade Date	7/20/2005	7/20/2005	7/19/2005	7/19/2005	7/20/2005	7/20/2005	7/20/2005

Settlement/Effective Date	7/21/2005	7/21/2005	7/22/2005	7/22/2005	7/22/2005	7/22/2005	7/22/2005

Maturity Date	7/24/2006	7/24/2006	7/24/2006	7/24/2006	7/24/2006	7/24/2006	7/24/2006

Principal/Notional amount	$200,000,000	$200,000,000	$100,000,000	$100,000,000	$120,000,000	$100,000,000	$20,000,000

Fixed Interest Rate	4.0100%	4.0800%	4.0100%	4.0830%	4.0000%	4.0750%	4.0725%

Variable Interest Rate	N/A	1 Mo. LIBOR	N/A	1 Mo. LIBOR	N/A	1 Mo. LIBOR	1 Mo. LIBOR

Payment Dates	At maturity	Fixed Rate Payer: Investment Bank A Fixed payment dates: at maturity Floating Rate Payer: Wells Fargo Floating payment dates: Monthly on 24th beginning 8/24/05	At maturity	Fixed Rate Payer: Investment Bank C Fixed payment dates: at maturity Floating Rate Payer: Wells Fargo Floating payment dates: Monthly on 24th beginning 8/24/05	At maturity	Fixed Rate Payer: Investment Bank C Fixed payment dates: at maturity Floating Rate Payer: Wells Fargo Floating payment dates: Monthly on 24th beginning 8/24/05	Fixed Rate Payer: Investment Bank C Fixed payment dates: at maturity Floating Rate Payer: Wells Fargo Floating payment dates: Monthly on 24th beginning 8/24/05

Reset Dates	N/A	Monthly on first day of each calculation period	N/A	Monthly on first day of each calculation period	N/A	Monthly on first day of each calculation period	Monthly on first day of each calculation period

Fair Value of Derivatives at 12/31/05	N/A	$2,807,946	N/A	$1,395,916	N/A	$1,387,975	$277,099

2

	Relationship #7		Relationship #8		Relationship #9
	Hedged Liability:	Hedging Instrument:	Hedged Liability:	Hedging Instrument:	Hedged Liability:	Hedging Instrument:
	Fixed Rate CD	Int Rate Swap	Fixed Rate CD	Int Rate Swap	Fixed Rate CD	Int Rate Swap
		Counterparty:		Counterparty:		Counterparty:
		Investment Bank A		Investment Bank A		Investment Bank C

Cusip / Trade ID	9497P2C47	39984	9497P2C39	39985	9497P2ZX8	40830

Trade Date	7/21/2005	7/21/2005	7/21/2005	7/21/2005	7/27/2005	7/27/2005

Settlement/Effective Date	7/22/2005	7/22/2005	7/25/2005	7/25/2005	7/29/2005	7/29/2005

Maturity Date	7/24/2006	7/24/2006	7/25/2006	7/25/2006	7/31/2006	7/31/2006

Principal/Notional amount	$100,000,000	$100,000,000	$50,000,000	$50,000,000	$125,000,000	$125,000,000

Fixed Interest Rate	4.0200%	4.0900%	4.0250%	4.0960%	4.0800%	4.1513%

Variable Interest Rate	N/A	1 Mo. LIBOR	N/A	1 Mo. LIBOR	N/A	1 Mo. LIBOR

Payment Dates	At maturity	Fixed Rate Payer: Investment Bank A Fixed payment dates: at maturity Floating Rate Payer: Wells Fargo Floating payment dates: Monthly on 24th beginning 8/24/05	At maturity	Fixed Rate Payer: Investment Bank A Fixed payment dates: at maturity Floating Rate Payer: Wells Fargo Floating payment dates: Monthly on 25th beginning 8/25/05	At maturity	Fixed Rate Payer: Investment Bank C Fixed payment dates: at maturity Floating Rate Payer: Wells Fargo Floating payment dates: Monthly on last day beginning 8/31/05

Reset Dates	N/A	Monthly on first day of each calculation period	N/A	Monthly on first day of each calculation period	N/A	Monthly on first day of each calculation period

Fair Value of Derivatives at 12/31/05	N/A	$1,402,864	N/A	$686,408	N/A	$1,741,157

3

	Relationship #10		Relationship #11		Relationship #12
	Hedged Liability:	Hedging Instrument:	Hedged Liability:	Hedging Instrument:	Hedged Liability:	Hedging Instrument:
	Fixed Rate CD	Int Rate Swap	Fixed Rate CD	Int Rate Swap	Fixed Rate CD	Int Rate Swap
		Counterparty:		Counterparty:		Counterparty:
		Investment Bank D		Investment Bank A		Investment Bank C

Cusip / Trade ID	9497P4GD9	59437	9497P4KJ1	63969	9497P4KT9	64179

Trade Date	11/10/2005	11/10/2005	11/30/2005	11/30/2005	12/1/2005	12/1/2005

Settlement/Effective Date	11/16/2005	11/16/2005	12/2/2005	12/2/2005	12/5/2005	12/5/2005

Maturity Date	11/16/2006	11/16/2006	12/4/2006	12/4/2006	12/5/2006	12/5/2006

Principal/Notional amount	$300,000,000	$300,000,000	$100,000,000	$100,000,000	$80,000,000	$80,000,000

Fixed Interest Rate	4.7200%	4.7200%	4.7400%	4.8175%	4.7750%	4.8500%

Variable Interest Rate	N/A	1 Mo. LIBOR - .08bps	N/A	1 Mo. LIBOR	N/A	1 Mo. LIBOR

Payment Dates	At maturity	Fixed Rate Payer: Investment Bank D Fixed payment dates: at maturity Floating Rate Payer: Wells Fargo Floating payment dates: Monthly on 16th beginning 12/16/05	At maturity	Fixed Rate Payer: Investment Bank A Fixed payment dates: at maturity Floating Rate Payer: Wells Fargo Floating payment dates: Monthly on 2nd beginning 1/3/06	At maturity	Fixed Rate Payer: Investment Bank C Fixed payment dates: at maturity Floating Rate Payer: Wells Fargo Floating payment dates: Monthly on 5th beginning 1/5/06

Reset Dates	N/A	Monthly on first day of each calculation period	N/A	Monthly on first day of each calculation period	N/A	Monthly on first day of each calculation period

Fair Value of Derivatives at 12/31/05	N/A	$1,117,515	N/A	$13,793	N/A	$35,084

4

	Relationship #13		Relationship #14
	Hedged Liability:	Hedging Instrument:	Hedged Liability:	Hedging Instrument:
	Fixed Rate CD	Int Rate Swap	Fixed Rate CD	Int Rate Swap
		Counterparty:		Counterparty:
		Investment Bank A		Investment Bank A

Cusip / Trade ID	9497P4NB5	65977	9497P4RC9	68354

Trade Date	12/9/2005	12/9/2005	12/21/2005	12/21/2005

Settlement/Effective Date	12/13/2005	12/13/2005	12/23/2005	12/23/2005

Maturity Date	12/8/2006	12/8/2006	12/27/2006	12/27/2006

Principal/Notional amount	$25,000,000	$25,000,000	$325,000,000	$325,000,000

Fixed Interest Rate	4.7500%	4.8240%	4.8000%	4.8700%

Variable Interest Rate	N/A	1 Mo. LIBOR	N/A	1 Mo. LIBOR

Payment Dates	At maturity	Fixed Rate Payer: Investment Bank A Fixed payment dates: at maturity Floating Rate Payer: Wells Fargo Floating payment dates: Monthly on 8th beginning 1/9/06	At maturity	Fixed Rate Payer: Investment Bank A Fixed payment dates: at maturity Floating Rate Payer: Wells Fargo Floating payment dates: Monthly on 23rd beginning 1/23/06

Reset Dates	N/A	Monthly on first day of each calculation period	N/A	Monthly on first day of each calculation period

Fair Value of Derivatives at 12/31/05	N/A	$1,225	N/A	$111,395

5

EXHIBIT 3
WELLS FARGO RESPONSE DATED JANUARY 18, 2008 TO SEC COMMENT LETTER
TERMS OF HEDGING INSTRUMENTS AND HEDGED ITEMS — MATCHED TERMS METHOD

		Relationship #1		Relationship #2

		Hedged Liability:	Hedging Instrument:	Hedged Liability:	Hedging Instrument:

	Total fair value of derivatives at 12/31/05 (a)	Principal protected inflation plus equity notes	Int Rate Swap Counterparty: Investment Bank B	Senior unsecured debt securities linked to common stock of Stations Casinos, Inc.	Int Rate Swap Counterparty: Investment Bank A

Cusip / Trade ID		949746HZ7	ELN063004401	949746FV8	ELN063004402

Trade Date		6/30/2004	6/30/2004	4/26/2004	4/26/2004

Settlement Date		7/7/2004	7/7/2004	4/29/2004	4/29/2004

Maturity Date		10/7/2011	10/7/2011	4/29/2014	4/29/2014

Principal/Notional amount		$21,500,000	$21,500,000	$63,000,000	$63,000,000

Fixed Interest Rate		N/A	2.8850%	0.2500%	0.2500%

Variable Interest Rate		100% of Annualized changes in Consumer Price Index (CPI), if any: 100*[Ref CPI(N)/Ref CPI (n -1) – 1]	Annualized Change in CPI [(CPI(t)/CPI(t-12)-1 ], converted to %	N/A	1 Mo. LIBOR - 25bps

Payment Dates		Annually on July 7, beginning 7/7/05	Fixed Rate Payer: Wells Fargo Fixed payment dates: Annually July 7, beginning 7/7/05 Floating Rate Payer: Investment Bank B Floating payment dates: Annually July 7, beginning 7/7/05	Semi-annual on 29th, beginning 10/29/04	Fixed Rate Payer: Investment Bank A Fixed payment dates: Semi-annual on 29th, beginning 10/29/04 Floating Rate Payer: Wells Fargo Floating payment dates: Monthly on 29th, beginning 5/29/04

Reset Dates		Annually on each July 7	Annually on each July 7	N/A	Monthly, two business days prior to payment dates

Fair Value of Derivatives at 12/31/05	$(4,817,873)	N/A	$243,042	N/A	$(5,060,915)

(a) Reflects fair value of derivatives designated as hedging unsecured long-term notes in matched-terms hedging relationships as of
December 31, 2005, prior to the Company’s conversion to the long-haul method in 2006.

EXHIBIT 4
WELLS FARGO RESPONSE DATED JANUARY 18, 2008 TO SEC COMMENT
LETTER
EVALUATION OF MATERIALITY RELATED TO THE VISA INDEMNIFICATION
OBLIGATIONS UNDER SAB 99 AND SAB 108
Executive Summary
Wells Fargo & Company (the Company or Wells Fargo) is a member of the Visa USA network. On October 3, 2007, the Visa organization of affiliated entities completed a series of global restructuring transactions to combine its affiliated operating companies, including Visa USA, under a single holding company, Visa, Inc. Visa, Inc. intends to issue and sell a majority of its shares to the public via an initial public offering (IPO). Visa, Inc. plans to use the IPO proceeds to redeem Visa USA members’ interests and to fund the settlement of certain Visa USA related litigation. Prior to the restructuring, the Company along with several other institutions signed judgment sharing arrangements associated with two pending actions – the American Express and Interchange antitrust lawsuits. As a result of the Visa organization restructuring and planned IPO, a working group comprised of ten member banks, representatives of the “Big 4” accounting firms and members from various law firms was formed to address certain accounting issues associated with the restructuring (including the accounting for the indemnification obligation, judgment sharing agreement and loss sharing agreement). The accounting issues identified and various alternative views on how to address these accounting issues were submitted to the Securities and Exchange Commission (SEC) Office of the Chief Accountant. One of the questions submitted to the SEC was whether judgment sharing agreements should be accounted for under FAS 5 or FIN 45. The Company, along with other member banks, had previously applied FAS 5 to these agreements. Under FAS 5, the Company believed the amounts related to these obligations were not estimable, and therefore, no liability had been recorded.
On November 7, 2007, subsequent to the filing of Wells Fargo & Company’s third quarter 2007 Form 10-Q, the Company received guidance from the SEC concerning the accounting treatment for certain judgment sharing agreements among Wells Fargo, Visa Inc. and its predecessors (collectively “Visa”). The SEC concluded that FIN 45 applied to these agreements and, therefore, a liability should be established at the inception of the agreement for the fair value of the obligation. Pursuant to this guidance, the Company believes that it must record litigation liabilities related to indemnification obligations undertaken in agreements that it entered into during the second quarter of 2006 (referred to as “American Express” agreement) and the third quarter of 2007 (referred to as the “Interchange” agreement). Based on the Company’s 5.08% proportionate membership share of Visa and the accounting guidance received from the SEC, the Company will record a litigation liability and corresponding expense of $95 million that will result in an approximate reduction of $.02 in diluted earnings per share in the second quarter of 2006; and a litigation liability and corresponding expense of $170 million that will result in an approximate reduction of $.04 in diluted earnings per share in the third quarter of 2007.
Due to the immateriality of these misstatements described above in relation to the Company’s consolidated financial statements taken as a whole, the Company has concluded that no previously filed financial statements, including the Company’s Form 10-Q filings for both the second quarter of 2006 and third quarter of 2007, require amending. However, the correction of the misstatements will be reflected in future Exchange Act reports beginning with the 2007 Form 10-K. The Company’s conclusion was based on an assessment of the materiality of these misstatements individually, and in combination with other misstatements identified through the Company’s Sarbanes-Oxley 302/906 process specific to these periods (the aggregate) using the rollover and iron curtain methodologies of Staff Accounting Bulletin 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements (SAB 108). Additionally, the Company considered the quantitative and qualitative factors (questions 1 and 2) from SEC Staff Accounting Bulletin No. 99, Materiality (SAB 99). The nine qualitative factors in Question 1 provide evidence that the misstatements are immaterial when reviewed both individually and the aggregate. None of the misstatements were items that changed income to a loss, affect regulatory requirements, affect debt covenant requirements, or were a result of an unlawful transaction or intent to manage earnings. Additionally, we evaluated Question 2 of SAB 99 and determined that these misstatements were not intentional and concluded that the additional factors of Question 2 were not applicable and did not provide any further guidance to require restating prior period Exchange Act reports.
Background – SAB 99 / SAB 108
SAB 99 emphasizes the SEC staff’s view that registrants and auditors should not exclusively rely on any percentage or numerical threshold to determine whether misstatements are material to financial statements. It indicates that the use of a percentage as a numerical threshold, such as 5%, may provide the basis for a preliminary assumption that – without considering all relevant circumstances – a deviation of less than the specified percentage (5%) with respect to a particular item on the registrant’s financial statements is unlikely to be material. The SEC staff has no objection to such a “rule of thumb” as an initial step in assessing materiality. But quantifying the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of a registrant’s financial statements. A matter is “material” if there is substantial likelihood that a reasonable person would consider it important. SAB 99 further discusses several factors to assist a registrant in making its determination of whether items individually, and in the aggregate, are material to its financial statements.
SAB 108 indicates that for purposes of evaluating materiality of a misstatement, an entity shall quantify the effect of the misstatement in its current-year statement of income and statement of financial position using both the “rollover” approach and the “iron curtain” approach. The rollover approach quantifies a misstatement based on the amount of the error included only in the current-year (or period) income statement. The iron curtain approach quantifies a misstatement based on the effects of correcting the misstatement existing in the statement of financial position at the end of the current year (period), irrespective of the misstatement’s year(s) of origination. Using both the rollover approach and iron curtain approach requires that an entity quantify the effect of the misstatement on each financial statement, including the effect of prior-year misstatements, as a basis for evaluating the materiality of the misstatement.
SAB 108 Analysis
SAB 108 requires an evaluation of the amounts that Wells Fargo believes it must record related to the litigation liabilities associated with the indemnification obligations with Visa under both the rollover and iron curtain methodologies. We have evaluated these misstatements individually and in the aggregate for the following time periods:
•	Second Quarter 2006
•	Six months ended June 30, 2006
•	Year ended December 31, 2006
•	Third Quarter 2007
•	Nine months ended September 30, 2007
“Table A” below presents the quantitative measure under the iron curtain methodology and “Table B” below presents the quantitative measures under the rollover methodology for the periods indicated. In terms of evaluating the misstatements as a percent of “as reported” pre-tax income, the Company believes the more relevant measure to evaluate materiality is the total misstatements arising during the year as a percent of “as reported” pre-tax income.
For adjustments that originally arose during a prior period (“out of period misstatements”), management evaluated those errors utilizing the guidance in Accounting Principles Board Opinion No. 28, Interim Financial Reporting, which states that “in determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also the effect on the trend of earnings.”

Table A
  Summary of Misstatements – Iron Curtain Method (SAB 108)

	Q3:07	Q3:07	2006	Q2:06	Q2:06
		Quarter			Quarter
	YTD	Ended	Year Ended	YTD	Ended
(in 000’s) Debit / (Credit) to P&L	9/30/2007	9/30/2007	12/31/2006	6/30/2006	6/30/2006

Visa - American Express	$95,000	95,000	95,000	95,000	95,000

Visa – Interchange	$170,000	170,000	-	-	-
Other identified misstatements (302/906 process)	$-	-	(39,300)	(5,000)	(5,000)

Total Pre-Tax Misstatements	$265,000	265,000	55,700	90,000	90,000

Total Misstatements Arising within Year	$170,000	170,000	95,000	90,000	90,000

Total Out of Period Misstatements	$95,000	95,000	(39,300)	-	-

Pre-Tax Income (as reported)	$10,104,000	3,460,000	12,745,000	6,229,000	3,181,000

Pre-Tax Income (as adjusted)	$9,839,000	3,195,000	12,689,300	6,139,000	3,091,000

Total Misstatements as a % of as reported Pre-Tax Income	2.62%	7.66%	0.44%	1.44%	2.83%

Total Misstatements Arising During the Year as a % of as reported Pre-Tax Income	1.68%	4.91%	0.75%	1.44%	2.83%

Total Out of Period Misstatements as a % of Annual Pre-Tax Income (1)	0.79%	0.79%	-0.31%	0.00%	0.00%

(in millions, except per share amounts)

Net Income (as reported)	$6,806	2,283	8,482	4,107	2,089

Net Income (as adjusted)	$6,627	2,108	8,445	4,048	2,030

Average common shares outstanding (diluted)	3,392.9	3,374.0	3,410.1	3,400.1	3,404.4

Diluted EPS (as reported)	$2.01	0.68	2.49	1.21	0.61

Diluted EPS (as adjusted)	$1.95	0.62	2.48	1.19	0.60

Analyst’s consensus of EPS (2)	$2.01	0.70	2.49	1.22	0.62

Difference: EPS (as reported) - Analyst’s consensus	-	(0.02)	-	(0.01)	(0.01)

Difference: EPS (as adjusted) - Analyst’s consensus	(0.06)	(0.08)	(0.01)	(0.03)	(0.02)

(1)	Based on managements estimated pre-tax income of $12.1 billion for 2007.
(2)	Based on consensus estimates from Thomson First Call.

Table B
  Summary of Misstatements – Rollover Method (SAB 108)

	Q3:07	Q3:07	2006	Q2:06	Q2:06
		Quarter			Quarter
	YTD	Ended	Year Ended	YTD	Ended
(in 000’s) Debit / (Credit) to P&L -	9/30/2007	9/30/2007	12/31/2006	6/30/2006	6/30/2006

Visa - American Express	$-	-	95,000	95,000	95,000

Visa – Interchange	$170,000	170,000	-	-	-
Other identified misstatements (302/906 process)	$230,100	47,500	9,600	(5,000)	(5,000)

Total Pre-Tax Misstatements	$400,100	217,500	104,600	90,000	90,000

Total Misstatements Arising within Year	$170,000	173,500	107,800	90,000	90,000

Total Out of Period Misstatements	$230,100	44,000	(3,200)	-	-

Pre-Tax Income (as reported)	$10,104,000	3,460,000	12,745,000	6,229,000	3,181,000

Pre-Tax Income (as adjusted)	$9,703,900	3,242,500	12,640,400	6,139,000	3,091,000

Total Misstatements as a % of as reported Pre- Tax Income	3.96%	6.29%	0.82%	1.44%	2.83%

Total Misstatements Arising in the Year as a % of as reported Pre-Tax Income	1.68%	5.01%	0.85%	1.44%	2.83%

Total Out of Period Misstatements as a % of Annual Pre-Tax Income (1)	1.90%	0.36%	-0.03%	0.00%	0.00%

(in millions, except per share amounts)

Net Income (as reported)	$6,806	2,283	8,482	4,107	2,089

Net Income (as adjusted)	$6,536	2,139	8,412	4,048	2,030

Average common shares outstanding (diluted)	3,392.9	3,374.0	3,410.1	3,400.1	3,404.4

Diluted EPS (as reported)	$2.01	0.68	2.49	1.21	0.61

Diluted EPS (as adjusted)	$1.93	0.63	2.47	1.19	0.60

Analyst’s consensus of EPS (2)	$2.01	0.70	2.49	1.22	0.62

Difference: EPS (as reported) - Analyst’s consensus	-	(0.02)	-	(0.01)	(0.01)

Difference: EPS (as adjusted) - Analyst’s consensus	(0.08)	(0.07)	(0.02)	(0.03)	(0.02)

(1)	Based on managements estimated pre-tax income of $12.1 billion for 2007.
(2)	Based on consensus estimates from Thomson First Call.

SAB 99 Question 1 Analysis
The interpretive response to Question 1 in SAB 99 indicates, “The use of a percentage as a numerical threshold, such as 5%, may provide the basis for a preliminary assumption that – without considering relevant circumstances – a deviation of less than the specified percentage with respect to a particular item on the registrant’s financial statements is unlikely to be material.” It continues, “But quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of all relevant considerations. Materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important.” The SAB lists out certain qualitative considerations that should be considered, as follows:
1. Whether the misstatement arises from an item of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.
     Wells Fargo Analysis:
The misstatement related to the American Express settlement is based on the Company’s proportionate membership share of Visa (5.08%) as a percentage of the total settlement announced on November 7th. The misstatement related to the Interchange agreement is a subjective estimate primarily based on the American Express settlement amount.
Both misstatements arose as part of an ongoing working group’s discussions with the SEC’s Office of the Chief Accountant in order to clarify guidance related to FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – An Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34, and FAS 5, Accounting for Contingencies, as they apply to judgment sharing agreements. FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FAS 5 requires an estimated loss to be accrued if the loss is both probable and estimable. The amounts recorded for contingent events under these standards, if any, are not based on precise measurement and generally are continually evaluated and adjusted as the potential events occur. Previously, the Company and numerous other member banks had applied FAS 5 to the judgment sharing agreements and did not believe FIN 45 applied. Under FAS 5, the Company believed the amounts related to these obligations were not estimable, and therefore, no liability had been recorded.
In summary, as a result of the guidance received from the SEC on November 7, 2007, the Company must record litigation liabilities related to these two indemnification obligations under FIN 45. These misstatements were not made as a result of a lack of imprecision in the recording of accounting entries or the intentional misapplication of an accounting standard. These items were the result of the clarification of guidance given by the SEC.
2. Whether the misstatement masks a change in earnings or other trends.
     Wells Fargo Analysis:
As shown in Table A and Table B, the misstatements do not mask a change in earnings or in other trends. Earnings have been increasing steadily over the periods evaluated (and in previous periods) both over a quarter to quarter basis and over a year to date and annualized basis.
We also considered the effects of these balances on individual line items, specifically the balance sheet line classification – “Accrued Expenses and Other Liabilties” and the income statement line – “Total Noninterest Expense.”
o	Total accrued expenses and other liabilities at September 30, 2007, December 31, 2006 and June 30, 2006 were $28.7 billion, $25.9 billion and $33.8 billion, respectively. The most significant iron curtain (or balance sheet) misstatement included on Table A was approximately $265 million in the aggregate, which represents 1% or less than any of these balances reported for the periods presented.
o	Total noninterest expense for the nine months ended September 30, 2007, third quarter 2007, year ended December 31, 2006, six months ended June 30, 2006, and second quarter 2006, was as follows: $16.8 billion, $5.5 billion, $20.7 billion, $10.3 billion, and $5.2 billion. We considered the total misstatements under the rollover approach arising during the year and compared against these reported income numbers. We found that the total misstatements under the rollover approach arising during the year (as found in Table B) as a percent of the total noninterest expense was: 1.01%, 3.16%, 0.52%, 0.87%, and 1.73%. We believe these are additional strong indicators providing quantitative evidence that the balances are immaterial as evaluated.
3. Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.
     Wells Fargo Analysis:
The misstatements do not hide a failure to meet analysts’ expectations. The Company has had a history of profitable operations. It has also reported earnings that have been both above and below consensus earnings in previous quarters (for the seven quarterly periods from Q1:06 through Q3:07, the Company has met expectations three times, missed expectations twice, and exceeded expectations twice). The following table is an excerpt from both Table A and Table B presenting Diluted EPS (as reported and as adjusted) compared against Analyst’s consensus of EPS.

	Q3:07	Q3:07	2006	Q2:06	Q2:06
		Quarter			Quarter
	YTD	Ended	Year Ended	YTD	Ended
Rollover Method	9/30/2007	9/30/2007	12/31/2006	6/30/2006	6/30/2006

Diluted EPS (as reported)	$2.01	0.68	2.49	1.21	0.61

Diluted EPS (as adjusted)	$1.93	0.63	2.47	1.19	0.60

Analyst’s consensus of EPS	$2.01	0.70	2.49	1.22	0.62

Iron Curtain Method

Diluted EPS (as reported)	$2.01	0.68	2.49	1.21	0.61

Diluted EPS (as adjusted)	$1.95	0.62	2.48	1.19	0.60

Analyst’s consensus of EPS	$2.01	0.70	2.49	1.22	0.62

As shown in the table above these misstatements have an impact to the EPS for periods effected by the unrecorded litigation liabilities - American Express (June 30, 2006) and Interchange (September 30, 2007). For both June 30, 2006 and September 30, 2007 the Company did not meet analyst’s consensus EPS on an “as reported” basis. Therefore, we concluded that these balances did not have any effect of “meeting” analyst’s consensus by including or excluding the adjustments as shown in Table A and Table B.
4. Whether the misstatement changes a loss into income or vice versa.
     Wells Fargo Analysis:
The misstatements do not change a loss into income or vice versa. As noted in Table A & Table B, the Company has historically been profitable and the effects of the misstatements are immaterial to net income. Additionally, we evaluated whether the balances in aggregate had the effect of reversing other misstatements; however, as shown in Table A and Table B, the amounts shown for the Visa obligations don’t have a material effect of offsetting other differences.
5. Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.
     Wells Fargo Analysis:
The misstatements were not a result of errors concerning a specific segment or other portion of the Company’s business. Additionally, the misstatements are expected to be specific to an indemnification agreement signed by the Company for which accounting guidance was clarified by the SEC affecting the Company in its entirety rather than any specific business segment. The misstatements will be primarily recorded in the results of the Community Banking segment which comprises over 65% of the consolidated Company and will not materially impact their results.
6. Whether the misstatement affects the registrant’s compliance with regulatory requirements.
     Wells Fargo Analysis:
The misstatements do not affect the Company’s compliance with regulatory requirements. In regards to financial reporting, the key regulatory consideration is capital adequacy. In order to be adequately capitalized:
o	The ratio of total capital to risk weighted assets must be at least 8%. In order to be well capitalized under the FDICIA prompt corrective action provision, the ratio of total capital to risk weighted assets must be at least 10%.
o	The ratio of Tier 1 capital to risk-weighted assets must be at least 4%. In order to be well capitalized under the FDICIA prompt corrective action provision, the ratio of Tier 1 capital to risk-weighted assets must be at least 6%.
o	The ratio of Tier 1 capital to average assets must be 4%. In order to be well capitalized under the FDICIA prompt corrective action provision, ratio of Tier 1 capital to average assets must be 5%.
The following table illustrates the capital ratios for the Company and Wells Fargo Bank, NA as reported for the periods September 30, 2007, December 31, 2006, and June 30, 2006.

	September 30,	December 31,	June 30,
	2007	2006	2006
Total capital (to risk-weighted assets)
Wells Fargo & Company	11.11%	12.50%	11.82%
Wells Fargo Bank, N.A.	11.06%	12.05%	11.74%

Tier 1 capital (to risk-weighted assets)
Wells Fargo & Company	8.21%	8.95%	8.35%
Wells Fargo Bank, N.A.	7.80%	8.66%	8.36%

Tier 1 capital (to average assets)
Wells Fargo & Company	7.29%	7.89%	6.99%
Wells Fargo Bank, N.A.	6.96%	7.46%	6.74%

As shown in this table, both Wells Fargo & Company and Wells Fargo Bank, NA are significantly above the minimum requirements to be considered well capitalized. The estimated impact of the potential changes resulting from the Visa misstatements, from a capital perspective, ranges only from 1 to 4 basis points and therefore the misstatements are not material to these capital ratios, either individually or in the aggregate.

7. Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.
     Wells Fargo Analysis:
The misstatements do not affect the Company’s compliance with loan covenants or other contractual requirements. Wells Fargo Bank, NA is the only US Bank to have the highest-possible credit rating from both Standard & Poor’s Rating Services and Moody’s Investor Services. The adjustments evaluated both individually and in the aggregate, represent balances less than 1% of stockholders’ equity and assets of the Company.
We believe the misstatements were not made to intentionally meet compliance with loan covenants or other contractual requirements, nor do these resulting adjustments affect compliance in any manner.
8. Whether the misstatement has the effect of increasing management’s compensation for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.
     Wells Fargo Analysis:
The misstatements do not result in an increase in management’s compensation. Management did not disregard the misstatements in prior periods in order to increase compensation. The previously unrecorded obligations were consistently applied by all member banking institutions and formally presented to the SEC for further clarification of the guidance.
The Company’s Performance-Based Compensation Policy includes EPS performance goals. The EPS goal for 2006 (contained in the February 28, 2006 Human Resources Committee package) was exceeded using the actual diluted EPS of $2.49 or the adjusted diluted EPS of $2.47. In 2007, diluted EPS growth is a component of the Company’s performance based compensation. The Visa misstatements will be reflected in their respective periods; therefore, the incentive awards based on 2007 results will include these amounts. These incentive awards are not based on quarterly results; but instead, they are based on the Company’s annual results. Therefore, the misstatements do not have the effect of increasing management’s compensation.
9. Whether the misstatement involves concealment of an unlawful transaction.
     Wells Fargo Analysis:
The misstatements do not involve concealment of an unlawful transaction. The adjustments related to the Visa obligations are a direct result of ongoing discussions with numerous banking institutions and each of the “Big 4” accounting firms presenting a formal inquiry of the accounting conclusions to the SEC. On November 7, 2007, subsequent to the November 6, 2007 filing of our third quarter 2007 Form 10-Q, we received guidance from the SEC directly related to the accounting treatment for certain indemnification agreements. As a result of the guidance, we believe we must record certain litigation liabilities related to these agreements.
SAB 99 Question 1 Conclusion:
SAB 99 further indicates that when determining whether more than one misstatement causes the financial statements to be materially misstated, registrants and the auditors should consider each misstatement separately and the aggregate effect of all misstatements. In analyzing the above nine qualitative characteristics, we evaluated the misstatements both individually, and in the aggregate and concluded that none of them individually caused the financial statements as a whole to be materially misstated. Additionally, we noted that in the aggregate, none of them “offset” another misstatement to reduce the overall effect of the misstatements to the financial statements. As previously indicated, the misstatements were not a result of intentional misstatements, were not made in order to conceal any unlawful transactions or accounting events, did not materially affect the Company’s recent and prior trends in earnings, did not change a loss into income, did not materially affect the Company’s regulatory compliance, and were not taken in order to increase management’s compensation. We believe the evaluation of these nine factors show strong support in concluding the misstatements are not material to the consolidated financial statements.
SAB 99 Question 2 Analysis:
In further evaluating the misstatements, Question 2 of SAB 99 was also considered. Question 2 of SAB 99 asks the following, “In the staff’s view, may a registrant make intentional immaterial misstatements in its financial statements?” The Interpretive Response to this question indicates, “No. In certain circumstances, intentional immaterial misstatements are unlawful.” The considerations of Question 2 states the following, “Even if misstatements are immaterial, registrants must comply with Sections 13(b)(2) – (7) of the Securities Exchange Act of 1934 (the Exchange Act). Under these provisions, each registrant with securities registered pursuant to Section 12 of the Exchange Act, or required to file reports pursuant to Section 15(d), must make and keep books, records, and accounts, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the registrant and must maintain internal accounting controls that are sufficient to provide reasonable assurances that, among other things, transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP.”
Question 2 of SAB 99 addresses that in assessing whether a misstatement results in a violation of a registrant’s obligation to keep books and records that are accurate “in reasonable detail,” registrants and their auditors should consider, (in addition to the nine factors discussed above concerning an evaluation of a misstatement’s potential materiality), the following additional factors: (1) The significance of the misstatement, (2) How the misstatement arose, (3) The cost of correcting the misstatement, and (4) The clarity of authoritative accounting guidance with respect to the misstatement.
SAB 99 Question 2 Conclusion:
The misstatements related to the indemnification obligations were not a result of intentional misstatements. In fact, the adjustments are a direct result of the working group inquiry with the SEC regarding the specific accounting treatment of these obligations. These misstatements had not been recorded by the other institutions in prior periods and are directly related to the guidance received from the SEC on November 7, 2007, subsequent to the filing of the Company’s third quarter Form 10-Q filed on November 6, 2007. They are not representative of intentional immaterial misstatements. We also note that the other identified misstatements (from the Company’s 302/906 process) are additionally not intentional misstatements, but are primarily a result of correcting prior period differences arising under quarterly 302/906 evaluations performed by the Company.